FEDERATED MONEY MARKET OBLIGATIONS TRUST

Federated Investors Funds

4000 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

March 31, 2014

Vince DiStefano
Jamie Eichen
Jeff Long
Susan Nash
Asen Parachkevova
Christian Sandoe
Doug Scheidt
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Registration Statement on Form N-14 for
Money Market Management (“MMM”),
a portfolio of Money Market Obligations Trust
(File No. 333-194223)

Dear Sir/Madam:

This letter sets forth the position of Federated Investors, Inc. (“Federated”) regarding the accounting survivor determination analysis for the proposed reorganization of Prime Management Obligations Fund (“PMOF”) into MMM (the “Reorganization”).

Before presenting our analysis of the survivorship question, we would like to take this opportunity also to respond to certain observations from the SEC staff that arose in the course of our previous discussions of the proposed transaction. Federated recommended the proposed reorganization to the Board of Trustees of MMM and PMOF. Federated’s business or marketing objectives did not drive Federated’s recommendation to the Board. Federated recommended the proposed reorganization to the Board because, among other reasons, Federated believes that the proposed reorganization provides shareholders of PMOF, an unrated institutional prime money market fund, the opportunity to participate in an institutional “AAAm”-rated money market fund, MMM, that is managed in a meaningfully different manner than PMOF. As a rated fund, MMM is required to invest in a portfolio of money market eligible securities that generally are of a higher quality than the money market eligible securities invested in by PMOF, and to maintain a maximum weighted average life (or WAL) of only 90 days, rather than the 120 days WAL of PMOF. These factors represent key distinctions between MMM and PMOF and in our experience have proven to be very important to institutional shareholders, which are target shareholders for the funds. Moreover, MMM has a net expense ratio that is five basis points lower than the net expense ratio of PMOF, another important factor to shareholders because that is the expense ratio paid by shareholders. Thus, the proposed reorganization will result in a lower expense ratio on the assets of PMOF. Accordingly, through the Reorganization Federated will bear an increased cost burden (through an increase in waivers), than if Federated had continued to operate PMOF and MMM as two separate funds. Consistent with Federated’s historical practice, the lower net expense ratio of MMM will remain in effect for one year from the date of its registration statement. If the Board does not renew the net expense ratio, shareholders of the fund can redeem for $1.00 per share. Based on a review of the proposed reorganization, the Board of PMOF and MMM approved the Reorganization as being in the best interests of both funds as well as their respective shareholders. This approval was based upon information provided to the Board, including information relevant to the survivor determination, which the Board thoroughly reviewed with its independent legal counsel.

In its no-action letter to North American Security Trust (the “NAST Letter”), the staff of the Securities and Exchange Commission (“SEC”) indicated that funds should compare, “among other factors,” the following factors to help determine “which predecessor fund, if any, the surviving or new fund ‘most closely resembles’”: 1) investment advisers; 2) investment objectives, policies and restrictions; 3) expense structures and expense ratios; 4) asset size; and 5) portfolio composition. Based on the NAST Letter, in the staff’s view, it may be misleading to use the performance information, or carry forward the financial statements, of a fund that the post-reorganization fund no longer resembles. The SEC staff did not indicate that any one or more factors should be given greater weight than any other factor in the NAST Letter.

Analysis of Specific Factors

In conducting the accounting survivor analysis under the NAST Letter in this case, Federated believes it is important to acknowledge that both funds are institutional money market funds subject to the requirements of Rule 2a-7 under the Investment Company Act of 1940. Accordingly, the funds will naturally have similarities in terms of investment objectives, strategies, restrictions and portfolio composition. However, recognizing that fact, Federated believes that in order to conduct a survivor analysis it is important to understand the differences in managing an institutional prime money market fund such as PMOF and an institutional “AAAm”-rated money market fund such as MMM, and to give weight to the NAST Letter’s factors where there are differences between the funds that are meaningful in terms of the post-reorganization structure of the surviving fund and to the funds’ investors. In other words, Federated believes it is important to consider each of the NAST Letter’s factors in the context of a money market fund reorganization, rather than discounting certain factors on the basis that both funds are money market funds. Under this analysis, post-reorganization, Federated respectfully submits that Federated believes that MMM is the accounting survivor and that, for the reasons discussed below, the surviving fund in the proposed reorganization will more closely resemble MMM and not PMOF.

Asset Size-PMOF

Federated does not dispute that this factor weighs in favor of PMOF, as the larger fund, being the accounting survivor. As of February 28, 2014, MMM had assets of $18,062,347 and PMOF had assets of $1,739,803,719. In Federated’s view, however, while asset size may be meaningful, in this case it is not as important as the investment policies and strategies of the funds, the portfolio composition of the funds, or the expenses that investors in the funds actually pay as shareholders of the funds in determining whether the surviving fund more closely resembles MMM or PMOF. Moreover, asset size is but one factor, which should be considered independent of the other specifically enumerated, and any relevant “other factors,” under the NAST Letter.

Investment Advisers - MMM

Federated respectfully submits that it believes that this factor weighs in favor of MMM being the accounting survivor. While Federated Investment Management Company serves as the investment adviser to both funds, and the funds share one common portfolio manager, each fund has other, different portfolio managers that are part of its investment management team. PMOF is currently managed by Deborah Cunningham and Paige Wilhelm. MMM is currently managed by Mark Weiss and Paige Wilhelm (and not by Deborah Cunningham). The MMM portfolio managers will manage the surviving fund. Accordingly, Federated believes this factor weighs in favor of MMM being the accounting survivor. Post-reorganization, the investment management function of the surviving fund will more closely resemble MMM.

Investment Objectives, Policies and Restrictions- MMM

Federated strongly believes that this factor weighs in favor of MMM being the accounting survivor. While both funds, as money market funds, have substantially similar investment objectives, policies or strategies, and restrictions, and invest only in high quality eligible First Tier Securities, there are important differences in how MMM, as an institutional “AAAm”-rated money market fund, is managed compared to PMOF, an unrated institutional prime money market fund.

First, as a matter of standing practice, MMM invests exclusively in First Tier Securities rated in the highest short-term category or of comparable quality, issued by banks, corporations, and the U.S. government. In contrast, PMOF only invests primarily in “securities rated in the highest short-term category or of comparable quality.” For example, PMOF may invest in a first tier security that has received a credit rating in the highest category from two Designated NRSROs (as that term is defined in Rule 2a-7), but that has also received a credit rating from a third Designated NRSRO in a category below the highest credit rating. Such securities are commonly referred to in the industry as “split-rated” securities. Such split-rated securities are appropriately considered First Tier Securities under Rule 2a-7. As previously noted, MMM invests exclusively in First Tier Securities rated in the highest short-term category or of comparable quality and does not invest in split-rated securities. PMOF, on the other hand, does invest in split-rated securities. The fact that this practice is not specifically disclosed in MMM’s prospectus is not dispositive. The practice is consistent with MMM’s prospectus disclosure and fund promotional material (such as appears on Federated’s website).

Second, as noted above, MMM has received a “AAAm” credit rating from Standard & Poor’s. This factor further differentiates the investment policies of MMM from those of PMOF. For example, to maintain its “AAAm” credit rating, MMM must have a weighted average life (or WAL) of 90 days or less, compared to 120 days or less for PMOF. Additionally, MMM must consistently maintain at least 50% of its portfolio in securities that have received a S&P credit rating of A1+, which is the highest quality of First Tier Security within S&P’s highest rating category. The criteria necessary to achieve a AAAm credit rating from Standard & Poor’s are attached as Exhibit A for your reference.

While a security that has not received the A1+ rating, but that has instead received the A1 rating, from S&P can also be considered a First Tier Security, and while a money market fund generally may invest only up to 3% of the fund’s assets in Second Tier Securities, Federated believes that these differences are meaningful and should be given weight. Such distinctions demonstrate an important difference between the management of a “AAAm”-rated institutional money market fund such as MMM and an institutional prime money market fund such as PMOF. They also are important to the institutional shareholders that invest in the funds. Rated funds are generally lower yielding than non-rated, however, institutional investors historically invest a greater percentage of their assets in rated funds. Federated notes that approximately 70% of the institutional prime market is rated, therefore the credit rating of a money market fund is clearly important to institutional investors.

Taking into consideration these key differences between the funds and their importance to managing MMM versus PMOF, as well as to institutional investors, and that the investment objectives, policies and restrictions of MMM would continue post-reorganization, Federated strongly believes that this factor weighs in favor of MMM being the accounting survivor in the reorganization. Post-reorganization, while the investment objectives, policies and restrictions of the surviving fund will resemble PMOF because it too is a money market fund, the surviving fund will more closely resemble MMM in very important ways.

Portfolio Composition-MMM

Federated strongly believes that this factor also weighs in favor of MMM being the accounting survivor. From Federated’s perspective, the analysis of portfolio composition under the NAST Letter encompasses the characteristics of a fund’s portfolio, which is separate and distinct from the number of securities that each fund contributes to the surviving fund based on their respective asset size. While both funds, as money market funds, substantially invest only in high quality eligible First Tier Securities, there are important differences in the portfolio composition of MMM, as an institutional “AAA”-rated money market fund, compared to PMOF, an unrated institutional prime money market fund. As discussed above, MMM does not invest in split-rated securities. MMM also is required generally to maintain at least 50% of its assets in First Tier Securities rated A1+ by S&P and a weighted-average life (or WAL) of 90 days or less. The split-rated securities, and certain other securities, held by PMOF will be permitted to either mature before the proposed reorganization is consummated and be replaced by PMOF with eligible securities or mature after the proposed reorganization is consummated and be replaced by MMM, in each case in a manner that will enable MMM to maintain its “AAAm”-rating from S&P. Currently the portfolio composition for S&P Short-term ratings for PMOF is the following: A-1+ 39%, A-1 61%. Since AAAm rated funds must maintain a minimum portfolio composition of A-1+ 50%, A-1 50%, the merged fund will not resemble the portfolio composition for PMOF, but will necessarily be that of the rated fund – MMM.

Taking into consideration these key differences between the portfolio composition of the funds and their importance, Federated respectfully submits that it strongly believes that this factor weighs in favor of MMM being the accounting survivor in the Reorganization. While both funds are money market funds and invest in a portfolio of First Tier Securities, the portfolio composition of the surviving fund will more closely resemble that of MMM. Any PMOF securities that do not fit within MMM’s portfolio composition parameters will be allowed to run off and although the new fund will necessarily be dominated in volume by the PMOF securities (which has been previously addressed in the asset-size factor above), the portfolio composition of the surviving fund, for the reasons previously discussed herein, will more closely resemble that of MMM, not PMOF.

Expense Structures and Expense Ratios- MMM

Finally, Federated believes that this factor also weighs in favor of MMM being the accounting survivor in the proposed reorganization. The net expenses of MMM are five basis points lower than the net expenses of PMOF for each share class as disclosed in each fund’s currently effective registration statement. Although the gross basis points on MMM for two of the three share classes involved in the proposed reorganization are one basis point higher than the corresponding gross expenses of PMOF, the NAST Letter does not limit the expense analysis to gross expenses. Limiting the analysis under the NAST Letter to gross expenses ignores a significant component of the expense structure of MMM – the fee limit that Federated voluntarily agreed to put in place and disclose in MMM’s fee table consistent with Instruction 3(e) to Item 3 of Form N-1A.

The NAST Letter stipulates that the expense structure, in addition to the other factors, must be taken into account in making the survivor determination. Although the SEC staff did not reference the fee waivers in its response letter (because, in that instance, the gross expenses of the surviving fund were lower), the inquiry letter noted in footnote 3 that the surviving fund had a one-year expense waiver in place that further reduced gross expenses and that such wavier was a relevant factor that should be considered in the accounting survivor determination. Finally, the SEC did not explicitly limit the analysis under the NAST Letter to gross expense ratios. Ignoring the net expense ratio would effectively place form over substance contrary to a plain reading of the NAST Letter. Federated also believes that net expenses should be given weight (and not discounted over gross expenses) since the net expense ratio represents the expenses actually paid by fund shareholders.

Based on the above considerations, given that MMM’s net expense ratio is and would be five basis points lower than PMOF’s, Federated believes this factor weighs in favor of MMM being the accounting survivor.

In conclusion, Federated believes that MMM should be the accounting survivor in the proposed reorganization with PMOF. While the surviving fund in the proposed reorganization will be larger than MMM’s current size, the surviving fund will more closely resemble MMM, rather than PMOF, in terms of the portfolio management function, investment objectives, policies and restrictions, and portfolio composition, as well with respect to the expenses that shareholders actually pay (i.e., net expenses).

We appreciate your time and attention to this matter, and would be happy to discuss this analysis further at your earliest convenience.

Sincerely,

/s/ Justine S. Patrick
Assistant Secretary